Ur-Energy Announces Inclusion to the S&P/TSX SmallCap Index

LITTLETON, Colo., Sept. 13, 2011 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) ("Ur-Energy" or the "Company") is pleased to announce that Ur-Energy will be added to the S&P/TSX SmallCap Index. Standard & Poor's Canadian Index Operations announced the Company's addition on Friday, September 9, 2011 based on their annual review. Inclusion to the Index will be effective after the close of trading on Friday, September 16, 2011.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

Wayne Heili, Ur-Energy President and CEO, stated, "Inclusion to the S&P/TSX SmallCap Index is another important step towards generating greater awareness of our stock to a broader range of institutional investors and increasing our visibility and profile on the TSX."

The S&P/TSX SmallCap Index serves the dual purpose of a benchmark as well as an investable index. The Index offers the broad representation of benchmark indices while maintaining the liquidity characteristics of narrower indices.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
720-981-4588, ext. 238	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., effects of the S&P/TSX SmallCap Index inclusion, if any) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.